UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	Number: 3235-0058
Washington, D.C. 20549	Expires: February 28, 2022
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SEC FILE NUMBER
FORM 12b-25	001-39331
CUSIP NUMBER
NOTIFICATION OF LATE FILING	G9027T109

(Check one): ☐ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☒ Form 10-Q      ☐ Form 10-D      ☐ Form N-CEN      ☐     Form N-CSR

For Period Ended:	September 30, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Trebia Acquisition Corp.

Full Name of Registrant

N/A

Former Name if Applicable

41 Madison Avenue, Suite 2020

Address of Principal Executive Office (Street and Number)

New York, NY 10010

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Trebia Acquisition Corp. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021 (the “Q3 2021 Form 10-Q”) by the prescribed due date for the reasons described below.

As disclosed in Item 4.02 of the current report on Form 8-K filed by the Company today, on November 16, 2021, the Company’s management determined that its Class A ordinary shares have been classified as temporary, rather than permanent equity and that it will therefore be required to restate the previously issued financial statements for the balance sheet as of June 19, 2020 included in the Current Report on Form 8-K as filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 25, 2020, the period ended December 31, 2020 included in the Company’s Annual Report on Form 10-K, as filed with the SEC on June 23, 2021, and the periods ended June 30, 2020, September 30, 2020, March 31, 2021 and June 30, 2021 as included in the Company’s quarterly reports on Form 10-Q as filed on August 14, 2020, November 12, 2020, July 2, 2021, and August 23, 2021, respectively.

Given the scope of the process for restating the appropriate financials, the Company was unable to complete and file the Q3 2021 Form 10-Q by the required due date of November 15, 2021 without unreasonable effort and expense.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are identified by words such as “anticipate,” “estimate,” “will,” “predict,” and the negatives thereof or other comparable terminology or by the context in which they are made. These forward-looking statements are estimates reflecting the best judgment of senior management and reflect our current expectations regarding the filing of the Quarterly Report on Form 10-Q. These expectations may or may not be realized. Some of these expectations may be based on beliefs, assumptions or estimates that may prove to be incorrect, which could result in our expectations not being realized or otherwise materially affect our ability to file the Quarterly Report on Form 10-Q within the five-day extension period provided by the rules of the U.S. Securities and Exchange Commission. Such risks and uncertainties include, but are not limited to, those risks and uncertainties described in greater detail in our filings with the Securities and Exchange Commission. Any forward-looking statements contained herein speak only as of the date of this Form 12b-25 and we undertake no obligation to revise or update any forward-looking statements for any reason, except as required by law.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Tanmay Kumar	646	450-9187
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).    Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?     Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Trebia Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 16, 2021	By:	/s/ Tanmay Kumar
Name: Tanmay Kumar Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.